Exhibit (a)(1)(ii)

BLACKSTONE ALTERNATIVE ALPHA FUND II

100 Huntington Avenue

Copley Place Tower 2, Floor 3

Mail Code: CPH0255

Boston, MA 02116

Offer to Purchase Up to 9,867 Shares of Beneficial Interest

Dated March 18, 2016

The Offer and Withdrawal Rights Will Expire at

11:59 p.m., Eastern Time, on April 19, 2016,

Unless the Offer is Extended

To the Shareholders of Blackstone Alternative Alpha Fund II:

Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”), Blackstone Alternative Alpha Fund II, a closed-end, non-diversified, management investment company organized as a Massachusetts business trust (the “Fund”), is offering to purchase up to 9,867 of its outstanding shares of beneficial interest (“Shares”), pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value per Advisor Class II Share and the net asset value per Advisor Class III Share, respectively, as of June 30, 2016 or a later date determined by the Fund if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 11:59 p.m., Eastern Time, on April 19, 2016 (the “Expiration Date”), but the Fund may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Prospectus dated July 31, 2015, and as amended and/or supplemented from time to time (“Prospectus”).

Shareholders should realize that the value of the Shares tendered in this Offer will likely change between the most recent time the net asset value for each class was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Fund for purposes of calculating the purchase price of such Shares) and such change could be material. The Fund determines the net asset value of its Shares as of the close of business on the last business day of each month, typically twenty (20) business days following each month-end, based on the information it receives from the managers of the investment funds in which it invests. The most recently calculated net asset value of the Shares can be found by going to www.blackstone.com/blackstone-alternative-alpha-funds, or by contacting the Fund’s administrator, State Street Bank and Trust Company (“Administrator”), at (855) 890-7725 Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Shareholders should keep in mind that if they tender Shares in a tender offer with a Valuation Date that is within the 12 month period following the initial issue date of the Shares being tendered, such Shares will be subject to an “early withdrawal fee” (described further below) of 2% of the aggregate net asset value of the Shares repurchased. The early withdrawal fee will reduce the repurchase proceeds. For illustrative purposes, a Shareholder that acquires Shares on April 1 would not incur an early withdrawal fee for participating in a repurchase offer that has a valuation date of March 31 of the following year (or anytime thereafter).

Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund’s Administrator or the Shareholder’s financial advisor, as applicable, in the manner provided for in the Letter of Transmittal and set forth in Section 4 below.

IMPORTANT

The Fund makes no recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the letter of transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Administrator:

State Street Bank and Trust Company

Attention: Blackstone Alternative Alpha Fund II

100 Huntington Avenue

Copley Place Tower 2, Floor 3

Mail Code: CPH0255

Boston, MA 02116

Tel: (855) 890-7725

Fax: (617) 956-0400

SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

•	As disclosed in the Prospectus, the Fund may from time to time offer to repurchase a portion of its outstanding Shares pursuant to written tenders by Shareholders. Accordingly, the Fund is offering to purchase up to 9,867 Shares, comprised of both Advisor Class II Shares (“Class II Shares”) and Advisor Class III Shares (“Class III Shares”), at a price equal to the respective net asset value of each class of Shares (that is, the value of the Fund’s total assets of each class minus its total liabilities, divided by outstanding Shares of that class) effective as of June 30, 2016 or such later date as may be determined by the Fund if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 15% of the outstanding Shares as of February 29, 2016. The Offer, which begins on March 18, 2016, will remain open until 11:59 p.m., Eastern Time, on April 19, 2016 (the “Expiration Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer. The Fund will review the calculation of the net asset value of each class of Shares during its audit for its fiscal year ending March 31, 2017, which the Fund expects will be completed by the end of May 2017, and the audited value may be used to determine the final amount paid for tendered Shares.

•	All Shares issued on or after August 1, 2015 that are tendered and purchased in this Offer will be subject to a 2% “early withdrawal fee.” See Section 6.

•	The Fund is one of two “feeder funds” that invests substantially all its assets in Blackstone Alternative Alpha Master Fund (the “Master Fund”), a separate closed-end, non-diversified management investment company with the same investment objective as the Fund. All portfolio investments for the Fund are made at the Master Fund level. This structure is referred to as a “master-feeder” structure. The Master Fund will make a tender offer to the Fund to repurchase interests in the Master Fund following the expiration of the Offer.

•	Shareholders may tender all or a portion of their Shares.

•	If you tender Shares and the Fund purchases those Shares, the Fund will effect payment for those Shares by issuing a non-interest-bearing, non-transferable promissory note (to be held for you by the Administrator) entitling you to the payment(s) described in (A) or (B) below, as applicable.

A.	Payment schedule for purchases of greater than or equal to 90% of your Shares:

•	an initial payment equal to 90% of the unaudited net asset value of either the Class II Shares or Class III Shares tendered and purchased, determined as of the Valuation Date (the “Initial Payment”), which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you on or before the later of 30 days after the Valuation Date or, if the Fund has requested the repurchase of all or a portion of its investment in the Master Fund in order to fund its purchase of Shares, 10 business days after the Fund has received at least 90% of the aggregate purchase amount from the Master Fund; and

•	a contingent payment (the “Contingent Payment”) equal to the excess, if any, of (1) the net asset value of the Class II Shares or Class III Shares tendered and purchased as of the Valuation Date (as may or may not be adjusted based upon subsequent revisions to the net asset values of the portfolio funds in which the Master Fund has invested) over (2) the Initial Payment, which will be paid to you promptly after the completion of the Fund’s next annual audit.

•	If applicable, the 2% early withdrawal fee will reduce the repurchase proceeds by reducing the Initial Payment by the amount of the fee.

B.	Payment schedule for purchases of less than 90% of your Shares:

•	a single payment equal to 100% of the unaudited net asset value of either the Class II Shares or Class III Shares tendered and purchased, determined as of the Valuation Date, which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you on or before the later of 30 days after the Valuation Date or, if the Fund has requested the repurchase of all or a portion of its investment in the Master Fund in order to fund its purchase of Shares, 10 business days after the Fund has received at least 90% of the aggregate purchase amount from the Master Fund.

•	If applicable, the 2% early withdrawal fee will reduce the repurchase proceeds by reducing the single payment by the amount of the fee.

•	If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $25,000 as of the Valuation Date. The Fund reserves the right to purchase fewer than the number of Shares you tender if the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum balance. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

•	If you are a participant in the Fund’s dividend reinvestment plan (“DRIP”), elect to tender your Shares in full and such full tender is accepted by the Fund, your participation in the DRIP will be automatically terminated as of the applicable Valuation Date and any distributions due but not yet paid as of such date will be paid in cash on the scheduled dividend payment date.

•	If the Fund accepts the tender of any of your Shares, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from contemporaneous investments in the Fund); and/or withdrawals of capital from the Master Fund.

•	Additional repurchases will be made at such times and on such terms as may be determined by the Board of Trustees of the Fund (the “Board”). Blackstone Alternative Asset Management L.P., the Fund’s investment adviser (“BAAM”), expects that it will recommend to the Board that the Fund offer to repurchase a portion of its outstanding Shares of both classes four times each year, effective March 31, June 30, September 30 and December 31, but the Fund is not required to make any such offer.

•	Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. You have the right to change your mind and withdraw your tendered Shares any time until the earlier to occur of the Expiration Date or, if such tendered Shares have not been accepted by the Fund, at any time on or after May 20, 2016. If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of Transmittal either (i) to the Administrator by (a) mail at 100 Huntington Avenue, Copley Place Tower 2, Floor 3, Mail Code: CPH0255, Boston, MA 02116, Attention: Blackstone Alternative Alpha Fund II, Advisor Class [II/III], or (b) fax to (617) 956-0400 Attention: Blackstone Alternative Alpha Fund II; or (ii) to your financial advisor, as directed. If you choose to fax the Letter of Transmittal, please mail the original promptly after you fax it. Your properly completed mailed or faxed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Fund strongly recommends that you do, confirm receipt of your Letter of Transmittal with the Administrator by calling (855) 890-7725, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

•

The value of your Shares will likely change between the most recent time the net asset value for each class was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating your purchase price). If you would like to obtain the estimated net asset value of your Shares, which the Administrator calculates monthly based on the information the Fund receives from the managers of the investment funds in which the Fund invests, you may contact the Administrator by calling (855) 890-7725, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time), or visit the Fund’s website at www.blackstone.com/blackstone-alternative-alpha-funds.

•	Please note that just as you have the right to withdraw your tender of Shares, the Fund has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Shareholders. Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Fund, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Shareholders to provide liquidity for Shares as contemplated in the Prospectus. The Board intends to consider the continued desirability of the Fund making an offer to purchase Shares four times each year, but the Fund is not required to make any such offer.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing investors from time to time, although there can be no assurances that such new or additional purchases will occur.

Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Shareholders remaining in the Fund (assuming no further issuances of Shares).

2. Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to 9,867 of those outstanding Shares that are properly tendered by, and not withdrawn (in accordance with Section 5 below) before, the Expiration Date.

The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Share tendered will be each respective class’ net asset value on the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on February 29, 2016, there were approximately 65,780 Shares, comprised of 5,156 Class II Shares and 60,624 Class III Shares, issued and outstanding, with an estimated net asset value per Class II Share of $910.62 and an estimated net asset value per Class III Share of $1,016.03, respectively. Shareholders may obtain monthly estimated net asset value information until the Expiration Date of the Offer by contacting the Administrator at (855) 890-7725, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Of course, the value of the Shares tendered by Shareholders likely will change between the most recent time net asset value of each class was calculated and communicated to you and the Valuation Date.

3. Amount of Tender. Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares. If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $25,000 as of the Valuation Date. The Fund reserves the right to purchase fewer than the number of Shares you tender if the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum balance. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

If fewer than 9,867 Shares are properly tendered pursuant to the Offer and not withdrawn, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than 9,867 Shares are duly tendered to the Fund before the expiration of the Offer and not withdrawn, pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept the additional Class II Shares or Class III Shares permitted to be accepted pursuant to Rules 13e-4(f)(1) and 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the number of Class II Shares or Class III Shares that the Fund is offering to purchase to a number it believes sufficient to accommodate the excess Class II Shares or Class III Shares tendered as well as any Class II Shares or Class III Shares tendered during the extended Offer; or (c) accept Class II Shares or Class III Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Class II Shares or Class III Shares. The unaccepted portion of any tender of Shares made by a Shareholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Fund, but any Shareholder that wishes to have the Fund repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

4. Procedure for Tenders. Shareholders wishing to tender Shares pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such Shareholder’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the specified agent by 11:59 p.m., Eastern Time, on the Expiration Date.

With respect to Shareholders that are required to submit their Letter of Transmittal to the Administrator, submissions may be made either by (i) mail at 100 Huntington Avenue, Copley Place Tower 2, Floor 3, Mail Code: CPH0255, Boston, MA 02116, Attention: Blackstone Alternative Alpha Fund II, Advisor Class [II/III], or (ii) fax to (617) 956-0400 Attention: Blackstone Alternative Alpha Fund II. The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by fax. A Shareholder choosing to fax a Letter of Transmittal must also mail the original completed and executed Letter of Transmittal promptly thereafter.

Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the agent specified in the instructions therein. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and its determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Board, BAAM, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. Withdrawal Rights. Any Shareholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before the Expiration Date or, if the Fund has not accepted such tendered Shares, on or after May 20, 2016. A form to use to give notice of withdrawal is enclosed with the Offer to Purchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

6. Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered as, if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

If you tender Shares and the Fund purchases those shares, the Fund will effect payment for those Shares by issuing a non-interest-bearing, non-transferrable promissory note (to be held for you by the Administrator) entitling you to the payment(s) described in (A) or (B) below, as applicable.

A.	Payment schedule for purchases of greater than or equal to 90% of your Shares:

•	an initial payment equal to 90% of the unaudited net asset value of either the Class II Shares or Class III Shares tendered and purchased, determined as of the Valuation Date (the “Initial Payment”), which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you on or before the later of 30 days after the Valuation Date or, if the Fund has requested the repurchase of all or a portion of its investment in the Master Fund in order to fund its purchase of Shares, 10 business days after the Fund has received at least 90% of the aggregate purchase amount from the Master Fund; and

•	a contingent payment (the “Contingent Payment”) equal to the excess, if any, of (1) the net asset value of either the Class II Shares or Class III Shares tendered and purchased as of the Valuation Date (as may or may not be adjusted based upon subsequent revisions to the net asset values of the portfolio funds in which the Master Fund has invested) over (2) the Initial Payment, which will be paid to you promptly after the completion of the Fund’s next annual audit. The annual audit of the Fund’s financial statements is expected to be completed within 60 days after the end of each fiscal year of the Fund and the Final Payment will be made as promptly as practicable after the completion of such audit. The applicable fiscal year of the Fund will end on March 31, 2017.

•	If applicable, the 2% early withdrawal fee will reduce the repurchase proceeds by reducing the Initial Payment by the amount of the fee.

B.	Payment schedule for purchases of less than 90% of your Shares:

•	a single payment equal to 100% of the unaudited net asset value of either the Class II Shares or Class III Shares tendered and purchased, determined as of the Valuation Date, which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you on or before the later of 30 days after the Valuation Date or, if the Fund has requested the repurchase of all or a portion of its investment in the Master Fund in order to fund its purchase of Shares, 10 business days after the Fund has received at least 90% of the aggregate purchase amount from the Master Fund.

•	If applicable, the 2% early withdrawal fee will reduce the repurchase proceeds by reducing the single payment by the amount of the fee.

Although the amounts required to be paid by the Fund will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

Each Shareholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Shareholder of the Fund until the Valuation Date (and thereafter if not all of its Shares are repurchased) and may exercise his or her voting rights with respect to the repurchased Shares (or portion thereof) until the Valuation Date.

As described in the Prospectus, the amount to which any Shareholder that sells Shares to the Fund in a repurchase offer that has a tender valuation date within the 12 month period following the original issue date of the Shares is entitled to be paid for the tendered Shares will be reduced by 2% of the aggregate net asset value of the Shares repurchased by the Fund; this reduction is referred to herein as an “early withdrawal fee.” Payment of the early withdrawal fee will be made by reducing the repurchase proceeds. The early withdrawal fee will be retained by the Fund for the benefit of remaining Shareholders. Shares repurchased will be treated as having been repurchased on a “first in—first out” basis. Therefore, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares purchased by such Shareholder.

Other than the early withdrawal fee, the Fund does not presently intend to impose any charges (other than direct costs and expenses, such as wiring fees) on the repurchase of Shares.

A Shareholder who tenders some but not all of such Shareholder’s Shares for repurchase will be required to maintain a minimum account balance of $25,000 in the Fund. Such minimum account balance requirement may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the number of Shares to be repurchased from a Shareholder so that the required account balance is maintained.

The Fund expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from: (1) cash on hand; and/or (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund. Payments for repurchased Shares may require the Master Fund to liquidate portfolio holdings in investment funds earlier than BAAM otherwise would liquidate such holdings, potentially resulting in losses, reduced tax efficiency and may increase the Fund’s portfolio turnover. BAAM intends to take measures to attempt to avoid or reduce such potential losses and turnover.

7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the Valuation Date may occur after June 30, 2016 and in that case, for purposes of determining the purchase price for tendered Shares, the net asset value of such Shares will be determined approximately one month after the actual Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

Please note that just as you have the opportunity to withdraw shares that you have tendered under certain circumstances, the Fund has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Trustees’ judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Independent Trustees of the Fund determine that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Massachusetts business trust. The principal executive office of the Fund is located at 345 Park Avenue, 29th Floor, New York, New York 10154 and the telephone number is (855) 890-7725. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Prospectus.

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund’s intention to accept purchases for Shares from time to time, the DRIP or otherwise in the discretion of the Fund) or the disposition of Shares (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser or Trustees of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Trustees, to change any material term of the investment advisory arrangements with BAAM; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Prospectus or other actions that may impede the acquisition of control of the Fund by any person.

Based on the number of Shares outstanding as of January 31, 2016, the following persons (the named individuals being the Trustees) own the number of Shares indicated in the below table:

Class II Shares

Person	Shares	Percentage of the Fund’s Outstanding Shares
Blackstone Alternative Asset Management Associates LLC	0	0%
John Brown	0	0%
Frank Coates	0	0%
Peter Gilbert	0	0%
Kristen Leopold	0	0%
Paul Lawler	0	0%
Peter Koffler	0	0%

Class III Shares

Person	Shares	Percentage of the Fund’s Outstanding Shares
Blackstone Alternative Asset Management Associates LLC	0	0%
John Brown	0	0%
Frank Coates	0	0%
Peter Gilbert	0	0%
Kristen Leopold	0	0%
Paul Lawler	0	0%
Peter Koffler	0	0%

None of the persons listed above intends to tender any of his or her Shares in the Offer.

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Repurchase, which is incorporated herein by reference. Other than the issuance of Shares by the Fund in the ordinary course of business, there have been no transactions effected during the past sixty (60) days by the Fund, BAAM, or any Trustee or officer of the Fund, or any person controlling the Fund or BAAM, or by Blackstone Alternative Alpha Master Fund (the “master fund” in which the Fund invests substantially all of its assets), Blackstone Alternative Alpha Fund (another “feeder fund” which invests substantially all of its assets in Blackstone Alternative Alpha Master Fund), or any Trustee or officer of Blackstone Alternative Alpha Master Fund or Blackstone Alternative Alpha Fund.

9. Full Tender by DRIP Participants. If you are a participant in the DRIP, elect to tender your Shares in full and such full tender is accepted by the Fund, your participation in the DRIP will be automatically terminated as of the applicable Valuation Date and any distributions due but not yet paid as of such date will be paid in cash on the scheduled dividend payment date.

10. Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date the Offer begins, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Fund has not obtained, nor does the Fund intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer, including potential state, local and foreign taxation, as well as any applicable transfer taxes.

As used herein, the term “U.S. Shareholder” refers to a Shareholder who is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of the source of such income, and (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust. The term “Non-U.S. Shareholder” refers to a Shareholder who is not a U.S. Shareholder.

U.S. Shareholders. A U.S. Shareholder (other than a tax-exempt Shareholder) whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Shareholder tenders all of its Shares (i.e., reduces its percentage ownership of the Fund to 0%) or meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Fund following the completion of the Offer, or (b) the tender otherwise results in a “meaningful reduction” of a Shareholder’s ownership percentage interest in the Fund, which determination depends on a Shareholder’s particular facts and circumstances. For these purposes, a shareholder’s ownership of the Fund is determined after applying the ownership attribution rules under Section 318 of the Code. Such gain or loss will equal the difference between the price paid by the Fund for the Shares pursuant to the Offer and the Shareholder’s adjusted tax basis in the Shares sold. A Shareholder’s holding period in Shares repurchased pursuant to the Offer will terminate as of the Valuation Date. A tendering U.S. Shareholder’s gain or loss will generally be capital gain or loss if the Shares sold are held by the Shareholder at the time of sale as capital assets and will be treated as long-term if the Shares have been held for more than one year or as short-term if the Shares have been held for one year or less. To the extent that a portion of any such gain is treated as interest, that portion will be taxed to the Shareholder as ordinary income. It is expected that, if a Shareholder is treated as having sold Shares pursuant to the Offer and realizes a gain upon such sale, and if one or more payments are received after the close of the taxable year of the Shareholder in which the Valuation Date occurs, unless the Shareholder elects otherwise, the gain will be accounted for under the installment sale rules for

U.S. federal income tax purposes and the Shareholder will generally recognize any such gain as and when proceeds are received, likely allocating tax basis according to the presumed percentage of the total payment received in each installment; by contrast, a Shareholder will recognize any loss on the sale only upon receipt of the Contingent Payment, if any. The maximum federal income tax rate applicable to short-term capital gains recognized by a non-corporate U.S. Shareholder is currently the same as the applicable ordinary income rate. In addition, a 3.8% Medicare contribution tax is imposed on the “net investment income,” which generally includes long- and short-term capital gains, of individuals, estates and trusts whose income exceeds certain threshold amounts.

In the event that a tendering Shareholder’s ownership of the Fund is not reduced to the extent required under the tests described above, such Shareholder would be deemed to receive a distribution from the Fund with respect to the Shares held (or deemed held under Section 318 of the Code) by the Shareholder after the tender. This distribution, which would equal the price paid by the Fund to such Shareholder for the Shares sold, would be taxable as a dividend to the extent of the Fund’s current or accumulated earnings and profits allocable to such distribution, and the adjusted basis of the Shares held (or deemed held under Section 318 of the Code) by such Shareholder after the tender would be increased by the Shareholder’s adjusted tax basis in the Shares sold in the tender. In the case of a tendering Shareholder that is a corporation treated as receiving a distribution from the Fund in connection with the transaction, special basis adjustments may also apply with respect to any Shares of such Shareholder not repurchased in connection with the Offer. To the extent any such deemed distribution is reported by the Fund as derived from “qualified dividend income,” it will be taxed in the hands of individual Shareholders at the rates applicable to net capital gain, provided holding period and other requirements are met at both the Shareholder and Fund level. Similarly, if a portion of the Fund’s income for the taxable year in which such a deemed distribution is paid consists of qualifying dividends paid by U.S. corporations and is properly reported by the Fund, such portion may qualify for the dividends received deduction when received by Shareholders, provided holding period and other requirements are met at both the Shareholder and Fund level.

Provided that no tendering Shareholder is treated as receiving a dividend as a result of the Offer, Shareholders whose percentage ownership of the Fund increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Shareholder is deemed to receive a dividend as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the tender, including Shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code in the amount of the increase in their percentage ownership of the Fund as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the Treasury Regulations.

Under the “wash sale” rules under the Code, provided the tender of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the U.S. Shareholder acquires other shares of the Fund (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer and, in that event, the basis and holding period of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on the sale of a Fund Share held by the Shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Shareholder with respect to such Share. A Shareholder’s ability to utilize capital losses may be limited under the Code.

The Fund will generally be required to back-up withhold 28% of the gross proceeds paid to a U.S. Shareholder or other payee pursuant to the Offer unless the U.S. Shareholder has completed and submitted to the Fund an IRS Form W-9 providing the U.S. Shareholder’s employer identification number or social security number, as applicable, and certifying under penalties of perjury that: (a) such number is correct; (b) either (i) the

U.S. Shareholder is exempt from backup withholding, (ii) the U.S. Shareholder has not been notified by the Internal Revenue Service that the U.S. Shareholder is subject to backup withholding as a result of an under-reporting of interest or dividends, or (iii) the Internal Revenue Service has notified the U.S. Shareholder that the U.S. Shareholder is no longer subject to backup withholding; or (c) an exception applies under applicable law.

Non-U.S. Shareholders. The U.S. federal income taxation of a Non-U.S. Shareholder (as defined above) on a sale of Shares pursuant to the Offer depends on the tax characterization of the transaction as either a sale of the Shares or a distribution by the Fund, determined in the same manner as discussed above for U.S. Shareholders. Generally, provided the sale of Shares pursuant to the Offer is not effectively connected with a trade or business carried on in the U.S. by such Non-U.S. Shareholder, any gain realized by a Non-U.S. Shareholder upon the tender of Shares pursuant to the Offer that is respected as a sale or exchange for federal income tax purposes will not be subject to U.S. federal income tax or to any U.S. tax withholding. If, however, all or a portion of the proceeds received by a tendering Non-U.S. Shareholder is treated for U.S. tax purposes as a distribution by the Fund that is a dividend, or if a Non-U.S. Shareholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Shareholder’s increase in its percentage ownership of the Fund resulting from other Shareholders’ sale of Shares pursuant to the Offer, absent a statutory exemption, the dividend received or deemed received by the Non-U.S. Shareholder will be subject to a U.S. withholding tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty). If any gain or dividend income realized in connection with the tender of Shares by a Non-U.S. Shareholder is effectively connected with a trade or business carried on in the U.S. by the Non-U.S. Shareholder, such gain or dividend will be treated and taxed in the same manner as if the Non U.S. Shareholder were a U.S. Shareholder. In addition, if the Non-U.S. Shareholder is a non-U.S. corporation, it may be subject to 30% (or such lower rate as may be applicable under a tax treaty) branch profits tax on effectively connected income. Non-U.S. Shareholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.

Non-U.S. Shareholders should provide the Fund with a completed IRS Form W-8BEN or other appropriate form in order to avoid backup withholding on the distributions they receive from the Fund regardless of how they are taxed with respect to their tendered Shares. Backup withholding is not an additional tax and any amount withheld may be credited against a Shareholder’s U.S. federal income tax liability.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future gains. Therefore, in certain circumstances, stockholders who remain stockholders following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred.

Any sales of securities by the Master Fund to raise cash to meet repurchase requests could result in increased taxable distributions to shareholders.

Pursuant to Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the IRS certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

11. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.

The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Administrator at (855) 890-7725 or from the SEC’s internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549. For information about the operation of the Public Reference Room, call (202) 551-8090.

Financial Statements

The unaudited semi-annual financial statements of the Fund dated September 30, 2015 and the schedule of investments of the Fund dated September 30, 2015, both filed with the SEC on EDGAR on Form N-CSR on December 4, 2015, are incorporated by reference. The Fund will prepare and transmit to Shareholders the audited annual financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.